Great Lakes Dredge & Dock Corporation

2122 York Road

Oak Brook, Illinois 60523

(630) 574-3000

September 14, 2010

Ms. Mindy Hooker

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Great Lakes Dredge & Dock Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 1-33225

Dear Ms. Hooker:

As President and Chief Financial Officer of Great Lakes Dredge & Dock Corporation (the “Company”), I am responding to the comments contained in the letter dated September 7, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Deborah A. Wensel, the former Chief Financial Officer of the Company. To facilitate your review, the Staff’s comments in the Comment Letter are set forth below in bold type and the Company’s corresponding response appears below each of them in ordinary type.

Form 10-K for the year ended December 31, 2009

Item 8. Financial Statements

21. Subsidiary Guarantors, page 84

We note your response to prior comment eight of our letter dated August 3, 2010. Based on the information you have provided, it does not appear to us that NASDI and Yankee meet the definition of “100% owned” as contemplated by Rule 3-10(h)(1) of Regulation S-X. It also does not appear to us that there is “financial unity” between the parent and these subsidiaries since the risks associated with an investment in the parent and these subsidiaries do not appear to be identical. As noted in Release 33-7878, the “100% owned” condition was adopted “because it assures investors in the guaranteed securities that there is no competing equity interest in the assets or revenues of the subsidiary”. Please tell us how you intend to revise your filings to comply with Rule 3-10(a) of Regulation S-X.

Ms. Mindy Hooker

September 14, 2010

Response:

The Company acknowledges the Staff’s view regarding “financial unity” as set forth in the Comment Letter and will prospectively revise its filings with respect to NASDI LLC (“NASDI”) and Yankee Environmental Services LLC (“Yankee”) as described below.

NASDI. Beginning with its Quarterly Report on Form 10-Q for the period ending September 30, 2010, the Company will revise its filings to include separate financial statements for NASDI in accordance with Rule 3-10(a) of Regulation S-X and the other disclosure described in the Note to Section 2500.3 of the Division of Corporation Finance Financial Reporting Manual (i.e., Management’s Discussion and Analysis of Financial Condition and Results of Operations and Selected Financial Data). In addition, the Company will revise its financial statement footnote that contains consolidating financial information1 to (1) create a new column that will contain NASDI’s financial information and (2) remove NASDI’s financial information from the column presently titled “Guarantor Subsidiaries”.

Yankee. The Company intends to convert Yankee into a Delaware corporation such that, prior to October 1, 2010, Yankee will be “100% owned” within the meaning of Rule 3-10(h)(1) of Regulation S-X. If the Company is unable to complete this conversion prior to October 1, 2010, then beginning with its Quarterly Report on Form 10-Q for the period ending September 30, 2010, the Company will revise its filings to include separate financial statements for Yankee in accordance with Rule 3-10(a) of Regulation S-X and the other disclosure described in the Note to Section 2500.3 of the Division of Corporation Finance Financial Reporting Manual (i.e., Management’s Discussion and Analysis of Financial Condition and Results of Operations and Selected Financial Data). In addition, if this conversion is not completed prior to October 1, 2010, the Company will revise its financial statement footnote that contains consolidating financial information in the same manner described above with respect to NASDI.

As set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the Company acquired its 65% interest in Yankee on January 1, 2009 for a total of $1,229,000. The Company decision to convert Yankee into a Delaware corporation was made after consideration of all relevant factors, including, among other things, the de minimis nature of Yankee’s assets and operations compared to the Company’s consolidated assets and operations and the anticipated periodic cost of providing separate financial statements for Yankee in accordance with Rule 3-10(a) of Regulation S-X and the other required disclosure, as opposed to the one-time cost associated with the intended conversion.

If you have any questions with respect to this matter, please do not hesitate to contact the undersigned at 630\574-2948 or Ross D. Emmerman, counsel to the Company, at 312\269-8051.

[1]	Note: This financial statement footnote is titled “Subsidiary Guarantors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Ms. Mindy Hooker

September 14, 2010

Very truly yours,

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Bruce J. Biemeck
Name: Bruce J. Biemeck
Title: President and Chief Financial Officer

cc:	Jonathan W. Berger
Katherine M. Hayes
Ross D. Emmerman, Esq.